EXHIBIT 99.2

Press Release

Petrobras And Total Complete The Transfer Of Rights In The

Lapa And lara Concessions, As Part Of Their Strategic Alliance

Rio de Janeiro, January 15, 2018 – Petrobras and Total announce today that they have finalized a decisive milestone in the realization of their Strategic Alliance, signed in March 2017, with the completion of the following transactions:

Transfer from Petrobras to Total of 35% of the rights, as well as the operatorship, of the Lapa field in Block BM-S-9A in the Santos Basin pre-salt, alongside Shell (30%), Repsol-Sinopec (25%) and Petrobras (10%). The Lapa field was put in production in December 2016, via the 100,000 barrel per day capacity Cidade de Caraguatatuba FPSO.

Transfer from Petrobras to Total of 22.5% of the rights of the Iara area, which comprises the Sururu, Berbigão and Oeste de Atapu fields in Block BM-S-11A in the Santos Basin pre-salt, operated by Petrobras (42.5%) alongside Shell (25%) and Petrogal (10%). Production in Iara is expected to start in 2018 through the 150,000 barrel per day capacity P-68 FPSO in Berbigão-Sururu fields, which will be followed by a second FPSO in 2019 in the Atapu field.

The consideration for the above transactions amounts to US$1.95 billion, including closing adjustments. This amount does not include US$ 400 million that can be triggered by Petrobras to carry a part of its investment share in the Iara development fields and contingent payments. All conditions preceding the transfers were fulfilled, in particular the granting of operation and installation licenses by the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) in order for Total to become the operator of the Lapa field.

These transactions give shape to the Strategic Alliance between Petrobras and Total, allowing them to combine their deep-offshore expertise.

“These transactions represent a major step in our Strategic Alliance. As Petrobras is a leader in the pre-salt exploration and Total is a leader in deep offshore West Africa, our partnership has potential to reduce our exploratory risks and make both companies more competitive. Working in partnership is strategic for Petrobras. We believe it creates value and we will continue to further our cooperation on all segments of the oil and gas value chain,” said Pedro Parente, CEO of Petrobras.

“The realization of our Strategic Alliance with Petrobras follows the recent decision to launch the wide-scale development of the giant Libra field operated by Petrobras, in partnership with Total. With this Alliance, Total is developing a major position in Brazil, in one of the most prolific basins worldwide, by taking advantage of our deep offshore expertise, which is one of our main strengths. We are especially pleased to be the first major to operate a pre-salt producing field in Brazil,” said Patrick Pouyanné, Chairman and CEO of Total. “We intend to keep strengthening our Strategic Alliance with Petrobras thanks to our commitment to extend our technical cooperation in operations, research and technology, and to develop new synergies between both of our companies.”

* * * * *

About Petrobras and Total

Currently, Petrobras and Total jointly participate in 19 consortiums worldwide in exploration and production. In Brazil, the companies are partners in the development of the giant Libra field, which is the first Production Sharing Contract in the Brazilian pre-salt Santos basin. Outside Brazil, Petrobras and Total are partners on the Chinook field in the US Gulf of Mexico, on the deep-water Akpo and Egina fields in Nigeria and on the gas fields of San Alberto, San Antonio and Itaú in Bolivia, as well as in the Bolivia-Brazil gas pipeline.

About Petrobras

Petrobras is an integrated energy company focused on oil and gas, acknowledged as a leader in deep and ultra-deep water exploration and production, operating mainly in Brazil. We currently produce 2.8 million barrels of oil equivalent per day. Our values are driven by respect for life; people and the environment; ethics and transparency; market driven; overcoming and confidence; and results.

* * * * *

Petrobras contacts

Media Relations: +55 21 3224 1306 l imprensa@petrobras.com.br

Investors Relations: +55 21 3224 1510 l petroinvest@petrobras.com.br

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

* * * * *

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.